Exhibit 99.1

TEN, Ltd. 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

21st November 2023

TEN LTD. REPORTS RESULTS FOR THE NINE MONTHS AND THIRD QUARTER ENDED SEPTEMBER 30, 2023 AND DECLARES DIVIDEND DATE

160% increase in nine-months net income to $272 million equating to $8.19 per share

$1.00 per share common stock dividend distributed in 2023 – In excess of $800 million in preferred and common stock dividends since NYSE listing

$108.3 million in at-par preferred share redemptions in Q3 2023 generating over $9 million in annual coupon savings

Two Green LNG-powered aframax tankers in a series of four, delivered and commenced long-term employment - Remaining eight-vessel newbuilding program on track

26 new charters in first nine-months of 2023 resulting to over $1.4 billion in minimum secured revenue backlog—Current tanker rates and future supply and demand fundamentals remain strong

Athens, Greece – November 21, 2023 – TEN, Ltd (TEN) (NYSE: TNP) (the “Company”) today reported results (unaudited) for the nine months and third quarter ended September 30, 2023.

NINE MONTHS 2023 SUMMARY RESULTS

In the first nine months of 2023, TEN’s fleet generated gross revenues of $669 million, $79 million higher than the 2022 first nine-months, reflecting the continued strength of the tanker market. Operating income, excluding a gain on sale of vessels, climbed to $253 million, $119 million higher from the 2022 same period.

Net income for the first nine months of 2023 at $272 million, $166 million higher from the 2022 first nine months equating to $8.19 per common share.

Adjusted EBITDA reached $367 million compared to $236 million in the 2022 first nine-month period, a $131 million increase.

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Average TCE per ship per day for the first nine months of this year amounted to $37,262, 38% higher than the 2022 nine-month level while utilization reached 95.6% from 93.7% in the 2022 equivalent period assisted by a meaningful decrease in vessels operating in the spot market.

Depreciation and amortization combined remained relatively stable compared to the 2022 first nine-month period at $106.7 million.

During the first nine-months of this year, debt repayments amounted to $140 million bringing total debt and other financial liabilities to $1.56 billion as of September 30, 2023.

Total finance costs in the 2023 first nine-months amounted to $73 million mostly due to the materially higher global interest rates from the 2022 equivalent period.

Vessel overhead cost per ship per day in the first nine months of 2023 remained relatively stable at $1,593 when compared to the 2022 equivalent period.

Cash reserves remained solid at $394 million as of September 30, 2023, from $309 million as of December 31, 2022, after over $115 million of preferred shares redemptions and common stock dividends.

Q3 2023 SUMMARY RESULTS

The third quarter of 2023 reflected the seasonal softness the tanker markets experienced, from the lofty levels of the prior quarters, as many refiners entered their maintenance season ahead of the upcoming winter period.

To this effect, TEN’s fleet, half of which was operating under market-related contracts, generated $187 million of revenues and produced an operating income of $53 million resulting in net income of $31 million or $0.83 per common share.

Adjusted EBITDA in the 2023 third quarter amounted to a healthy $92 million, from $103 million in the 2022 third quarter which included, on average, seven more vessels.

Depreciation and amortization combined remained relatively low at $36.3 million compared to the 2022 third quarter.

Fleet utilization reached 96.1%, after an increase of vessels in time-charter employment.

Overhead costs per ship per day decreased from the 2022 third quarter levels and settled at $1,187.

General and administrative expenses during the third quarter of 2023 experienced a 21% drop from the 2022 third quarter to $6.3 million in the 2023 third quarter.

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Finance costs were $9 million higher compared to the 2022 third quarter due to higher interest rates across world economies.

SUBSEQUENT EVENTS & OTHER

As previously announced, the Company has repaid in full $88.0 million of its publicly traded 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares and $20.3 million of a privately placed perpetual preferred instrument, carrying a coupon of 7.50%, for a total of $108.3 million. These redemptions create savings of approximately $9 million to our bottom line.

Following the delivery of the first in a series of four LNG-powered aframax tankers on long-term employment to a European oil concern on September 21, 2023, the second vessel of that series was delivered and commenced its employment on October 26, 2023. The remaining two in the series of such environmentally designed vessels are scheduled for delivery in the first quarter of 2024. This order in its entirety is expected to generate gross revenues for TEN in excess of $205 million over the firm period of the contracts.

After the sale of eight first-generation vessels, our newbuilding program which started with 10 environmentally friendly vessels is well on track to further elevate TEN’s footprint in the ever-developing high-end green vessel technology.

DIVIDEND – COMMON SHARES

Following the June 2023 and October 2023 payments, the latter being a special distribution, the Company as previously announced will pay a dividend of $0.30 per common share on December 20, 2023 to holders of record as of December 14, 2023, increasing total payments made this year to $1.00 per common share. This distribution reflects the second regular dividend payment in 2023 which is in line with TEN’s semi-annual dividend policy. Inclusive of this upcoming distribution, TEN will have paid common and preferred stock holders over $800 million in dividends since its 2002 NYSE listing.

STRATEGY & OUTLOOK

TEN, in this healthy market has chartered or renewed more than 26 vessels in the first nine months of 2023, in various fixed or market related contracts, at significantly higher rates, bringing the total secured revenue backlog to over $1.4 billion.

The Company’s fleet is well positioned to benefit from the continued health of the tanker markets. With the orderbook currently at historically low levels, the creation of new, long-haul trades as a result of the geopolitical tensions and the lack of yard capacity for new vessels, provide a cushion against overbuilding the sector, which has been the single most important factor to destabilize the tanker markets.

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As we are entering the winter months, stronger than usual charter rates have appeared both for spot and long-term business while asset prices continue to remain firm despite the lack of activity during the summer months. To this effect and as interest in older tonnage is on the increase, TEN will actively continue to divest some of its first-generation vessels and aim to replace them with younger tonnage, either on the second-hand or newbuilding front.

Interest in long-term business from significant oil concerns remains strong and continues to be the main driver for TEN going forward.

The Company’s solid cash reserves allow management the flexibility to explore growth opportunities and maintain its uninterrupted dividend policy.

“We are pleased with the Company’s performance during the traditionally cyclical low of the year and have already begun to take advantage of the strong rates, both for long-term and spot business, currently in evidence as we enter the winter months, “Mr. George Saroglou, President and COO of TEN commented. “With sector fundamentals well in our favor and with interest for long-term contracts on the increase, we remain confident that TEN will continue to present a compelling proposition to those seeking a longer-term participation in the global energy trades through companies that have withstood the test of time,” Mr. Saroglou concluded.

ABOUT TEN

TEN, founded in 1993 and celebrating this year 30-years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 68 double-hull vessels, including two dual-fuel LNG powered aframax vessels, two DP2 shuttle tankers, two scrubber-fitted suezmax vessels and two scrubber-fitted MR product tankers under construction, constituting a mix of crude tankers, product tankers and LNG carriers, totaling 8.4 million dwt.

TEN’s CURRENT GROWTH PROGRAM

#	Name	Type	Delivery	Status	Employment
1	TBN	Aframax Dual Fuel	Sep. 2023	Delivered	Yes
2	TBN	Aframax Dual Fuel	Oct. 2023	Delivered	Yes
3	TBN	Aframax Dual Fuel	Q1 2024*	Under Construction	Yes
4	TBN	Aframax Dual Fuel	Q1 2024*	Under Construction	Yes
5	TBN	DP2 Shuttle Tanker	Q2 2025*	Under Construction	Yes
6	TBN	DP2 Shuttle Tanker	Q2 2025*	Under Construction	Yes
7	TBN	Suezmax – Scrubber Fitted	Q2 2025*	Under Construction	Under Discussion
8	TBN	Suezmax – Scrubber Fitted	Q4 2025*	Under Construction	Under Discussion
9	TBN	MR – Scrubber Fitted	Q1 2026*	Under Construction	Under Discussion
10	TBN	MR – Scrubber Fitted	Q1 2026*	Under Construction	Under Discussion

*	Expected delivery as per shipbuilding contracts

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ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Conference Call Details:

As announced previously, today, Tuesday, November 21, 2023 at 10:00 a.m. Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201-689-7823 (US and Standard International Dial In). Please quote “Tsakos” to the operator and/or conference ID 13742573. Click here for the additional participant international Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Simultaneous Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.tenn.gr and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

For further information, please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou

President & COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com

Visit our company website at: http://www.tenn.gr

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended		Nine months ended
	September 30 (unaudited)		September 30 (unaudited)
STATEMENT OF OPERATIONS DATA	2023	2022	2023	2022
Voyage revenues	$186,659	$223,742	$669,325	$590,145

Voyage expenses	34,260	52,813	119,050	163,753
Charter hire expense	6,079	8,806	18,601	26,132
Vessel operating expenses	50,670	50,430	145,613	140,236
Depreciation and amortization	36,298	35,894	106,701	103,411
General and administrative expenses	6,344	8,060	25,838	22,237
(Gain) Loss on sale of vessels	—	739	(81,198)	440

Total expenses	133,651	156,742	334,605	456,209

Operating income	53,008	67,000	334,720	133,936

Interest and finance costs, net	(24,044)	(15,069)	(72,893)	(29,361)
Interest income	3,221	429	10,109	845
Other, net	154	(13)	(26)	169

Total other expenses, net	(20,669)	(14,653)	(62,810)	(28,347)

Net income	32,339	52,347	271,910	105,589
Less: Net income attributable to the noncontrolling interest	(1,110)	(993)	(3,490)	(2,492)

Net income attributable to Tsakos Energy Navigation Limited	$31,229	$51,354	$268,420	$103,097

Effect of preferred dividends	(6,750)	(8,673)	(23,434)	(26,050)
Undistributed income to Series G participants	—	(343)	—	(728)
Deemed dividend on Series D preferred shares	—	—	(3,256)	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$24,479	$42,338	$241,730	$76,319

Earnings per share, basic and diluted	$0.83	$1.48	$8.19	$2.77

Weighted average number of common shares, basic	29,505,603	28,676,821	29,505,603	27,560,366
Weighted average number of common shares, diluted	29,505,603	28,936,397	29,505,603	27,850,848

BALANCE SHEET DATA	September 30	December 31
	2023	2022
Cash	393,505	309,439
Other assets	217,179	371,911
Vessels, net	2,597,986	2,580,575
Advances for vessels under construction	150,499	46,650

Total assets	$3,359,169	$3,308,575

Debt and other financial liabilities, net of deferred finance costs	1,559,610	1,577,877
Other liabilities	172,062	207,779
Stockholders’ equity	1,627,497	1,522,919

Total liabilities and stockholders’ equity	$3,359,169	$3,308,575

		Three months ended		Nine months ended
OTHER FINANCIAL DATA		September 30		September 30
		2023	2022	2023	2022
Net cash provided by operating activities		$44,573	$82,136	$303,075	$155,691
Net cash used in by investing activities		$(90,866)	$(57,453)	$(53,841)	$(201,614)
Net cash (used in) provided by financing activities		$(94,296)	$4,946	$(165,168)	$120,151
TCE per ship per day		$31,349	$32,085	$37,262	$27,075
Operating expenses per ship per day		$10,174	$8,915	$9,620	$8,345
Vessel overhead costs per ship per day		$1,187	$1,338	$1,593	$1,243

		11,361	10,253	11,213	9,588
FLEET DATA
Average number of vessels during period		58.1	65.5	59.4	65.5
Number of vessels at end of period		59.0	65.0	59.0	65.0
Average age of fleet at end of period	Years	10.6	10.4	10.6	10.4
Dwt at end of period (in thousands)		7,293	7,271	7,293	7,271
Time charter employment—fixed rate	Days	2,477	1,995	7,062	5,963
Time charter and pool employment—variable rate	Days	1,532	1,889	4,887	5,687
Period employment coa at market rates	Days	0	79	147	302
Spot voyage employment at market rates	Days	1,130	1,715	3,406	4,810
Total operating days		5,139	5,678	15,502	16,762
Total available days		5,346	6,023	16,218	17,887
Utilization		96.1%	94.3%	95.6%	93.7%

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Non-GAAP Measures

Reconciliation of Net income to Adjusted EBITDA

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Net income attributable to Tsakos Energy Navigation Limited	$31,229	$51,354	$268,420	$103,097
Depreciation and amortization	36,298	35,894	106,701	103,411
Interest Expense	24,044	15,069	72,893	29,361
(Gain) Loss on sale of vessels	—	739	(81,198)	440

Adjusted EBITDA	$91,571	$103,056	$366,816	$236,309

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i) TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 160 days lost for the third quarter and 441 days for the nine-month of 2023 and 236 days for the prior year quarter of 2022 and 610 days for nine-month period of 2022, respectively, as a result of calculating revenue on a loading to discharge basis.

(ii) Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii) Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv) Adjusted EBITDA. See above for reconciliation to net income.

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.

Visit our company website at: http://www.tenn.gr